December 2, 2019

Filed via EDGAR
Ms. Elena Stojic
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Subject:	Franklin Templeton ETF Trust (the “Trust”) (File Nos. 333-208873; 811-23124)
Dear Ms. Stojic:
On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to J. Stephen Feinour, Jr. with regard to Post-Effective Amendment No. 44 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on July 31, 2019 under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”).  The Amendment was filed to register a new series of the Trust designated as the Franklin Liberty Systematic Style Premia ETF (the “Fund”).  The Staff’s comments are summarized below, followed by the Fund’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Amendment.
1.        Comment:  Please update the series and class identification numbers and ticker symbols in the EDGAR system.

           Response:  The information will be updated as requested.

2.        Comment:  Please provide the completed fee table and expense example in your response letter.

           Response:  The completed fee table and expense example for the Fund is attached hereto as Exhibit A.

3.        Comment:  Please clarify why the line item for “Other expenses” in the Fund’s fee table includes separate line items for “Other expenses of the Fund” and “Other expenses of the Subsidiary.”

           Response:  The Fund has subdivided the “Other expenses” line item in accordance with Instruction 3(c)(iii) of Item 3 to Form N-1A, which states that the Fund is permitted to subdivide the “Other expenses” caption into a maximum of three subcaptions that identify the components comprising “Other expenses” in the fee table.

4.        Comment:  Please specify in footnote 2 to the Fund’s fee table how long the investment manager’s contract with the Fund’s wholly-owned subsidiary (“Subsidiary”) is to remain in effect.

           Response:  Pursuant to the provisions of the investment management agreement with the Subsidiary, the agreement has an initial 2-year term, unless sooner terminated as provided in the agreement, and continues in effect thereafter for successive one-year periods so long as such continuation is approved at least annually by the Sole Director of the Subsidiary.  Because the agreement continues indefinitely (after the initial 2-year term) subject to annual approval by the Sole Director, no disclosure change regarding a specified term has been added to footnote 2.

5.        Comment:  Footnote 2 to the Fund’s fee table references “Acquired Fund Fees and Expenses” (“AFFE”). The Fund’s fee table does not include an expense line item for AFFE.  Please confirm whether a line item in the fee table for AFFE is required per the requirements of Form N-1A.

           Response:  AFFE for the Fund are currently estimated to be less than 0.01% of the Fund’s average net assets. Therefore, an AFFE line item has not been included in the Fund’s fee table.

6.        Comment:  In footnote 2 to the Fund’s fee table, please clarify whether the Fund intends to exclude short sale and dividend-related expenses from the calculation of the fee waiver. If so, please clarify that “total annual Fund operating expenses” may be higher when short sale and dividend-related expenses are excluded. Please also clarify what are included as “non-routine expenses” in calculating the fee waiver.

           Response:  Footnote 2 does not carve out short sale/dividend-related expenses from the calculation of the fee waiver because the Fund currently does not intend to engage in short sales directly as a principal investment strategy.  Principal strategy and risk disclosure related to the Fund engaging in short sales directly has therefore been removed from the prospectus.  However, the Trust notes that the Fund retains the flexibility to engage in short sales directly pursuant to non-principal investment strategy disclosure in the Statement of Additional Information (SAI).  In addition, the Trust notes that the description of “non-routine expenses” as it relates to the calculation of the fee waiver is included in the prospectus under the heading “Fund Details—Management,” as follows:  “Non-routine expenses or costs include those relating to litigation, indemnification, reorganizations and liquidations.”

7.        Comment:  Confirm whether the investment manager can recoup fees previously waived or expenses paid under the fee waiver and expense limitation agreement for the Fund and, if so, disclose the terms of such recoupment in the fee waiver footnote.

           Response:  The investment manager is not entitled to recoup fees waived or expenses paid under the Fund’s fee waiver and expense limitation arrangements.  Therefore, no additional disclosure has been added.

8.        Comment:  Please note in the Portfolio Turnover section of the prospectus that the Fund is a new Fund and therefore does not have portfolio turnover information available.

           Response:  The Trust respectfully declines to add the requested disclosure as it is not required by Instruction 6 to Item 3 of Form N-1A, which is applicable to new funds.  The Trust also notes that the disclosure in the Portfolio Turnover section is standard across new funds in the Franklin Templeton fund complex.

9.        Comment:  Please address the following issues that are raised by the Fund’s description of its principal investment strategies:

a. Comment: Please move the description of “risk premium” to the first paragraph under “Principal Investment Strategies.”

   Response:  The requested change has been made.

b. Comment:  Please clearly state that the “commodity and currency asset classes” discussed following the heading, “Top-down risk premia strategy,” are indirect investments.

   Response:  The requested change has been made.

c. Comment:  Please move the description of the types of securities that the top-down risk premia strategy will invest in, under normal market conditions, to the first paragraph under the heading, “Top-down risk premia strategy.”

   Response:  The requested change has been made.

d. Comment:  Please move the paragraph containing the description of the types of securities that the bottom-up long/short equity strategy will invest in, under normal market conditions, to the first paragraph under the heading, “Bottom-up long/short equity strategy.”

   Response:  The requested change has been made.

e. Comment:  Please provide, in plain English, an explanation of “analyst revisions” and “market breadth,” which are included as examples of “momentum measures” under the description of the bottom-up long/short equity strategy.

                 Response:  The disclosure has been revised as follows:  “For purposes of the bottom-up long/short equity strategy, examples of momentum measures include 12-month return with the most recent month removed (simple price momentum) and analyst earnings-per-share forecasts for growth acceleration.”

f. Comment:  Please consider removing the following sentence from the description of the bottom-up long/short equity strategy because it is duplicative: “Long/short equity strategies generally seek to produce returns from investments in the equity markets by taking long and short positions in stocks and stock indices (through the use of derivatives or through a short position in an ETF).”

  Response:  The Trust respectfully believes that the above-cited sentence is intended to provide a general overview of long/short equity investing and is not duplicative to other concepts discussed in the Fund’s principal investment strategies.  Therefore, the disclosure has not been removed from the prospectus.

10.        Comment:  The Fund discloses that it may engage in transactions involving total return swaps, which are senior securities subject to the prohibitions and asset coverage requirements of Section 18 of 1940 Act.  For Section 18 purposes, when a fund engages in total return swap transactions, the fund must cover its obligations.  See, generally, Investment Company Act Release No. 10666 (Apr. 18, 1979).  Please confirm that the Fund will cover its obligations in connection with such swaps on a daily net liability basis or on a mark-to-market basis.  Please also note that the Commission has proposed a rule regarding funds’ use of derivatives for purposes of Section 18 under the 1940 Act.  See Investment Company Act Release No. 31933 (Dec. 11, 2015).  Accordingly, please be aware that the Commission or its Staff could issue new rules or future guidance related to funds’ use of derivatives and leverage which could impact the manner in which the Fund operates.

            Response:  To the extent that the Fund invests in total return swaps, the Fund currently intends to cover its obligations held in connection with such swaps on a mark-to-market basis.  In addition, the Trust is aware that the Commission or its Staff may issue new rules or future guidance related to funds’ use of derivatives.  The Trust notes that related disclosure is included in the “Developing government regulation of derivatives” section of the SAI.

11.      Comment:  Please confirm whether the Fund will engage in short sales as a principal strategy.  If so, please confirm that expenses related to securities sold short are included in the “Other expenses” line item in the “Annual Fund Operating Expenses” table.

           Response:  As discussed above, the Fund does not intend to engage in short sales as a principal strategy.

12.      Comment:  Please revise the disclosure regarding the investment manager’s systematic investment process for securities selection and asset allocation so that the disclosure is in plain English.

           Response:  The above-cited disclosure has been revised in response to this comment.

13.      Comment:  When describing the investment manager’s allocation of assets between the two factor-based risk premia strategies, the disclosure states that the allocations may differ in “varying market, economic or other conditions.”  Please specify these “varying market, economic or other conditions.”

           Response:  The above-cited disclosure has been revised in response to this comment.

14.      Comment:  When describing that the Fund’s exposure to individual factors may vary based on their market opportunity, the disclosure states that “additional factors may be identified over time.”  Please specify these “additional factors” and disclose any other principal strategies that the “additional factors” may be referencing.

           Response:  The above-cited disclosure has been deleted.

15.      Comment:  When describing that the Fund may, through the two investment strategies, invest in a “wide range of securities,” please consider removing the language “including, but not limited to,” when describing the range of securities and confirm that each type of security that the Fund will invest in as a principal strategy is disclosed in the prospectus.

            Response:  The above-cited language “including, but not limited to,” has been deleted as requested.  The Trust confirms that each type of security that the Fund will invest in as a principal strategy is disclosed in the prospectus.

16.      Comment:  The Staff notes that the Fund may invest in convertible securities.  If the Fund invests or intends to invest in contingent convertible securities, please add disclosure regarding these securities.

           Response:  The Fund does not intend to invest in contingent convertible securities.  Therefore, no additional disclosure has been added.

17.      Comment:  Please consider rephrasing the statement that the Fund “may invest in . . . commodities and currencies, including indirectly through the use of derivatives,” which implies that the Fund will invest directly in commodities.  If the Fund plans to invest directly in commodities and currencies, please clearly state that.

           Response:  The above-cited disclosure has been revised in response to this comment.

18.      Comment:  Please clarify whether the Fund will invest in below investment grade debt securities and ensure that any such securities are denoted as “junk” bonds.  If the Fund intends to invest in “junk” bonds, please also explain that investments in such securities are considered to be speculative.

           Response:  The Fund currently does not intend to invest in debt securities rated below investment grade.  Therefore, no additional disclosure has been added.

19.      Comment:  When describing the Subsidiary, please clarify that the Fund will only invest in commodities through the Subsidiary.

           Response:  The disclosure has been revised as requested.

20.      Please address the following issues that are raised by the Fund investing through the Subsidiary:

a.     Comment:  Please confirm that the Fund will comply with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

                  Response:  The Trust hereby confirms that, consistent with the Staff’s guidance in treating wholly-owned subsidiaries as disregarded entities for purposes of the various provisions of the 1940 Act  and for accounting purposes, the Fund will look through the Subsidiary (i.e., will disregard the separate corporate existence of the Subsidiary) for purposes of determining the Fund’s compliance with Section 8 and Section 18 of the 1940 Act.  As a result, the Subsidiary individually may not be in compliance with each of these provisions – e.g., the Subsidiary does not comply with the disclosure requirements of Section 8(b)(1) because the Subsidiary is not required to be registered as an investment company under the 1940 Act.

b. Comment:  Please disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund.

     Response:  As is the case with wholly-owned Cayman subsidiaries of other Franklin Templeton funds (the structure of which has been previously reviewed by and discussed with the Staff), the Subsidiary does not comply with every provision of Section 15 of the 1940 Act relating to the form and approval of its investment advisory agreement.  The Subsidiary’s advisory agreement is in writing and precisely describes the compensation to be paid to its investment adviser.  In addition, the Trust confirms that the Subsidiary’s advisory agreement relating to the Subsidiary was included in the materials provided to the Trust’s board of trustees in connection with the board’s initial approval of the Fund’s investment advisory agreement at an in-person board meeting for the Fund.

c. Comment:  Please disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody under Section 17 of the 1940 Act.  Please also identify the custodian of the Subsidiary in the Fund’s SAI.

   Response:  As noted above, the Trust hereby confirms that, consistent with the Staff’s guidance in treating wholly owned subsidiaries as disregarded entities for purposes of the various provisions of the 1940 Act and for accounting purposes, the Fund will look through the Subsidiary (i.e., will disregard the separate corporate existence of the Subsidiary) for purposes of Section 17 of the 1940 Act.  Also, Rule 17a-3 exempts from Section 17(a) of the 1940 Act “[t]ransactions solely between a registered investment company and one or more of its fully-owned subsidiaries….”  State Street Bank and Trust Company (“State Street”), the custodian for the Fund, also will serve as the custodian for the Subsidiary.  State Street meets the requirements of Section 17(f) of the 1940 Act.

d. Comment:  Disclose, as appropriate, whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or principal risks of the Fund.  The principal investment strategies and principal risks of the Fund should reflect the aggregate operations of the Fund and the Subsidiary.

   Response:  The Subsidiary’s principal investment strategies and its related risks are the same as those of the Fund with respect to the Fund’s investments in commodity-related derivatives.  The Trust believes that the principal investment strategies and principal risks described in the Fund’s prospectus reflect the aggregate operations of the Fund and the Subsidiary.

e. Comment:  Please confirm in correspondence that the financial statements of the Subsidiary will be consolidated with those of the Fund.

   Response:  For presentation purposes to shareholders of the Fund, the Subsidiary’s financial statements are consolidated with those of the Fund, consistent with the practice that is permitted by U.S. GAAP and has been explicitly permitted by the Staff of the Commission in Gold Portfolio, No-Action Letter (pub. avail. April 29, 2008).

f. Comment:  Please confirm in correspondence that: (1) the management fees and any performance fees (if applicable) of the Subsidiary will be included in the “Management Fees” line item and the other expenses of the Subsidiary will be included in the “Other expenses” line item in the “Annual Fund Operating Expenses” table; (2) the Subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and the Board of Directors will agree to inspection of the Subsidiary’s books and records by the Staff, which are to be maintained pursuant to Section 31 of the 1940 Act and the rules thereunder.

  Response:  The Trust hereby confirms that the management fees and any performance fees of the Subsidiary have been included in the “Management Fees” line item and the estimated other expenses of the Subsidiary are included in the “Other expenses” line item under the subcaption “Other expenses of the Subsidiary” in the “Annual Fund Operating Expenses” table.  In addition, as will be indicated in the Trust’s undertakings included in Item 35 of the post-effective amendment to the Trust’s Registration statement on Form N-1A under Rule 485(b) of the 1933 Act that will be filed on or before the effective date of the Amendment, the Trust has undertaken to cause the Subsidiary and the Subsidiary’s Board of Directors to:  (i) designate an agent in the United States for service of process in any suit, action or proceeding before the Commission or any appropriate court and consent to the jurisdiction of the United States courts and the Commission over it; and (ii) agree to make the Subsidiary’s books and records available for inspection by the Staff, and which will be maintained pursuant Section 31 of the 1940 Act and the rules thereunder.

21.      Comment:  Please consider including equities risk as a principal risk, if appropriate.

           Response:  The Trust believes that the principal equities risk associated with the Fund’s investments is addressed under “market” risk and consequently, no additional disclosure regarding equities risk has been added.

22.      Comment:  In the Fund’s “derivative instruments” risk, please include the specific derivatives that the Fund will invest in.

           Response:  The Trust notes that the specific derivatives that the Fund will invest in as a principal investment strategy are identified in the principal investment strategies section of the prospectus.  The “derivative instruments” risk includes risk disclosure which corresponds to these specific derivatives.  Therefore, no additional disclosure has been added.

23.      Comment:  Please consider including extension risk as a principal risk, if appropriate, or revise the risk disclosure to include a broader debt securities risk.

           Response:  Based on the Fund’s principal investment strategies, the Trust does not believe that extension risk is a principal risk of the Fund.  Therefore, no additional disclosure regarding extension risk has been added.

24.      Comment:  Please specifically identify any countries, regions or sectors in which the Fund plans to focus and disclose their related principal risks.

            Response:   Although over time the Fund may focus its investments in a particular country, region or sector, the Fund does not currently intend to focus in any particular country, region or sector.  Therefore, the Trust believes that prospectus disclosure regarding specific country, region or sector risks is not needed or appropriate at this time.

25.      Comment:  Please clarify in the Fund’s “commodities” risk that the Fund can invest only indirectly in such investments.

           Response:   As discussed above, the principal investment strategy disclosure has been revised as requested.

26.      Comment:  Please take all comments given to the Item 4 section of the prospectus and incorporate those comments, as applicable, to the Item 9 section of the prospectus.

           Response:  The Trust confirms that any comments resulting in disclosure changes in the Item 4 section of the prospectus have been incorporated into the disclosure in the Item 9 section of the prospectus, as applicable.

27.      Comment:  The following risks are included as principal risks in the Item 9 section of the prospectus, however they are not included as principal risks in the Item 4 section of the prospectus.  Please consider either designating these risks as “non-principal” risks in Item 9, or including corresponding risk disclosure in the Fund’s summary so that the Item 4 and Item 9 disclosures are consistent: (i) political and economic developments; (ii) sovereign debt securities; (iii) trading practices; (iv) availability of information; (v) limited markets; (vi) regional; (vii) convertible securities; (viii) income; (ix) prepayment; and (x) variable rate securities.

            Response:  The Item 4 “foreign securities” risk specifies that investing in foreign securities typically involves more risks than investing in U.S. securities, and includes certain delineated risks that are associated with foreign investments.  The Item 9 risks specified in (i)-(vi), above, further expand on these foreign securities related risks.  In addition, the Item 4 “interest rate” risk specifies that when interest rates rise, debt security prices generally fall and that when debt security prices rise, interest rates generally fall.  The Item 9 “income” risk further expands on interest rate related risks.  Therefore, the Trust respectfully declines to add additional disclosure to the Item 4 section of the prospectus for risks (i)-(vi) and (viii), above. The Trust confirms that the “convertible securities,” “prepayment” and “variable rate securities” risks are not currently principal risks of the Fund and, therefore, those risks have been removed from the Item 9 section of the prospectus.

28.      Comment:  In the Item 9 “tax” risk, please disclose whether the Fund has received a private letter ruling from the IRS stating that undistributed income derived from the controlled foreign corporation (CFC) is qualifying income.  If the Fund has not received a private letter ruling, please provide the Fund’s basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

           Response:  The Trust notes that the Item 9 “tax” risk states that the IRS announced, in September 2016, that it will no longer issue private letter rulings on questions relating to the treatment of a corporation as a regulated investment company that require a determination of whether a financial instrument or position is a security under section 2(a)(36) of the 1940 Act. The IRS’s announcement caused it to revoke the portion of any rulings relating to a fund’s investment in commodity-linked notes that required such a determination, some of which have been revoked prospectively as of a date agreed upon with the IRS.  As such, the Fund is not able to obtain a private letter ruling from the IRS with such a determination.  Instead the Fund will rely on final regulations issued by the IRS and Treasury that treat “Subpart F” income (defined in Section 951 of the Code to include passive income such as income from commodity-linked derivatives) as qualifying income for purposes of the income requirement for regulated investment company qualification under the Internal Revenue Code of 1986, as amended, even if a foreign corporation, such as a wholly-owned foreign subsidiary, does not make a distribution of such income, provided that, in general, such income is derived with respect to the Fund’s business of investing in stocks and securities. The Trust believes that it has adequately disclosed the Fund’s basis for determining that the undistributed income it derives from the Subsidiary is qualifying income and cautioned the investor that if the IRS releases further guidance or Congress enacts legislation, the Fund could fail to qualify as a regulated investment company and/or the strategy of the Fund could change.

29.      Comment:  Please consider whether any updates are needed to the Fund’s prospectus and SAI disclosure regarding the proposed regulations issued by the IRS in September 2016 that would require the Subsidiary to distribute its “Subpart F” income each year in order for the Fund to treat that income as qualifying income.

           Response:  Appropriate updates have been made to the Fund’s prospectus and SAI regarding the final regulations that were issued by the IRS and Treasury.  Specifically, the disclosure now references such final regulations and their treatment of “Subpart F” income as qualifying income, as discussed above, even if a wholly-owned foreign subsidiary does not make actual distributions to the Fund.

30.      Comment:  The Staff notes that the Adviser is registered as a commodity pool operator (“CPO”) under the Commodity Exchange Act and the rules of the Commodity Futures Trading Commission (“CFTC”).  Please disclose as a principal risk that the Fund’s use of derivatives is subject to regulation by the CFTC and has caused the Fund to be a commodity pool.  Please state that this requires the Fund to comply with certain CFTC rules which may impose additional regulatory requirements, compliance obligations and expenses.

           Response:  The Trust believes that the Fund’s disclosure under the section “Regulation Under the Commodity Exchange Act,” under “More Information on Investment Policies, Practices and Risks” in the Fund’s prospectus sufficiently discloses that the Fund is subject to regulation by the CFTC and therefore requires the Fund to comply with CFTC regulations which may impose additional regulatory requirements, compliance obligations and expenses.

31.      Comment:  Please confirm that the Fund’s investment management agreement and legal opinion will be filed as an exhibit in the Trust’s Part C.

           Response:  The Trust confirms that the Fund’s investment management agreement and legal opinion will be filed as an exhibit in the Trust’s Part C.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/  Navid Tofigh
Navid Tofigh
Vice President and Secretary
Franklin Templeton ETF Trust

cc: Julie Patel

Exhibit A

Fees and Expenses of the Fund

The following table describes the fees and expenses that you will incur if you own shares of the Fund. You may also incur usual and customary brokerage commissions when buying or selling shares of the Fund, which are not reflected in the Example that follows.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.65%
Distribution and service (12b-1) fees	None
Other expenses[1]
Other expenses of the Fund	0.21%
Other expenses of the Subsidiary[2]	0.06%
Total annual Fund operating expenses	0.92%
Fee waiver and/or expense reimbursement[2]	-0.27%
Total annual Fund operating expenses after fee waiver and/or expense reimbursement[2]	0.65%
1. Other expenses are based on estimated amounts for the current fiscal year.

2. The investment manager has contractually agreed to waive the management fee it receives from the Fund in an amount equal to the management fee paid by a Cayman Islands-based company that is wholly-owned by the Fund (Subsidiary). The waiver may not be terminated and will remain in effect for as long as the investment manager’s contract with the Subsidiary is in place. Additionally, the investment manager has contractually agreed to waive or assume certain expenses so that total annual Fund operating expenses (including acquired fund fees and expenses, but excluding certain non-routine expenses) for the Fund do not exceed 0.65% until July 31, 2021. Contractual fee waiver and/or expense reimbursement agreements may not be changed or terminated during the time period set forth above.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The Example reflects adjustments made to the Fund’s operating expenses due to the fee waivers and/or expense reimbursements by management for the 1 Year numbers only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years
$ 66	$ 266